      UNITED STATES OF AMERICA
           Before the
SECURITIES AND EXCHANGE COMMISSION

         In the Matter of

NATIONAL FUEL GAS COMPANY
NATIONAL FUEL GAS SUPPLY CORPORATION
EMPIRE STATE PIPELINE
NATIONAL FUEL RESOURCES, INC.
SENECA RESOURCES CORPORATION
HORIZON LFG, INC. (formerly known as
         UPSTATE ENERGY INC.)

File No. 70-10168
(Public Utility Holding Company Act of 1935)	FIRST CERTIFICATE PURSUANT TO RULE 24

        THIS IS TO CERTIFY, pursuant to Rule 24, that certain transactions proposed by National Fuel Gas Company (“National”), and its subsidiary, Seneca Resources Corporation (“Seneca”), in the Application-Declaration on Form U-1, as amended (“Application-Declaration”), in SEC File No. 70-10168, have been carried out in accordance with the terms and conditions of, and for the purposes as represented by, said Application-Declaration, and the Order of the Securities and Exchange Commission (HCAR No. 35-27790 dated December 30, 2003) with respect thereto, as amended.

I.     Foreign Energy Affiliates Acquired

        During the six months ended September 30, 2004, no new “Foreign Energy Affiliates” were acquired. National’s only Foreign Energy Affiliate is Seneca Energy Canada Inc., an Alberta, Canada corporation.

II.     Aggregate Investment in Foreign Energy Affiliates

        The amount of National’s aggregate investment in Foreign Energy Affiliates as of September 30, 2004 was $257,872,940.

        IN WITNESS WHEREOF, the undersigned companies have caused this Certificate to be executed as of this 15th day of November, 2004.

NATIONAL FUEL GAS COMPANY By: /s/ P. C. Ackerman P. C. Ackerman Chairman, President & CEO

SENECA RESOURCES CORPORATION By: /s/ J. A. Beck J. A. Beck President